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MAR 01 2011
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold L. Gladney (901)762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis (City) TN (State) 38103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

X 3/14
MM

OATH OR AFFIRMATION

I, Mark Medford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified solely as that of a customer.

[signature]

Mark Medford
President and Chief Executive Officer

[signature]
Notary Public

My Commission Expires
February 23, 2011

SHERRI L. HEWLETT STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- (c) Statement of Income
- (d) Statement of Changes in Partner's Capital
- (e) Statement of Cash Flows
- (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Report of Independent Registered Public Accounting Firm Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Morgan Keegan Tower
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, Limited Partnership and subsidiary (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership and subsidiary as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2011

VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2010

Assets

Cash, including $9,188,662 segregated under federal regulations	$	12,311,247
Securities purchased under agreements to resell		96,561,656
Receivable from customers		9,097,032
Receivable from broker-dealers and clearing agents		119,765,716
Securities owned, at fair value		423,442,421
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $8,120,803		2,640,877
Accrued interest receivable on securities		2,103,296
Other receivables		2,105,430
Other assets		1,763,651
Total assets	$	669,791,326

Liabilities and Partners' Capital

Liabilities:		
Payable to clearing agents and brokers and dealers	$	231,884,230
Securities sold under agreements to repurchase		236,070,149
Payable to customers		1,711,497
Securities sold, not yet purchased, at fair value		97,814,470
Accrued interest payable on securities		226,359
Accounts payable and accrued expenses		26,635,008
Total liabilities		594,341,713
Partners' capital:		
Vining-Sparks Securities, Inc.		1,005,194
Vining-Sparks Fund, L.P.		36,824,124
Vining-Sparks & Associates, L.P.		37,620,295
Total partners' capital		75,449,613
Commitments and contingencies		—
Total liabilities and partners' capital	$	669,791,326

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) *Organization*

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), the National Futures Association (NFA), and the Commodities Futures Trading Commission (CFTC). The Partnership is also registered in Europe with the Financial Services Authority (FSA) of the United Kingdom, and with certain regulatory agencies in Canada.

During 2010, the Partnership formed a wholly owned subsidiary, Vining-Sparks Asset Management, LLC (VSAM), to serve as a registered investment advisor for depository institutions. The activities of VSAM during 2010 were not significant. The Partnership and VSAM are referred to hereafter as the Company.

At December 31, 2010, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 50.2264% limited partner, and Vining-Sparks & Associates, L.P., as a 48.3962% limited partner.

(b) *Securities Transactions*

Securities transactions in regular-way trades and related commission revenue and expenses are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis and are included in payable to clearing agents and brokers and dealers on the statement of financial condition.

Securities owned and securities sold, not yet purchased are stated at fair value. Marketable securities owned and securities sold, not yet purchased, are valued at fair value using quoted market prices or matrix pricing as determined through third-party pricing services. There were no securities that were not readily marketable at December 31, 2010.

(c) *Fair Value*

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 for Fair Value Measurements and Disclosures (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are those that reflect the Partnership's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for the asset or liability that reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

(d) ***Resale and Repurchase Agreements and Securities Lending Agreements***

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(e) ***Depreciation and Amortization***

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(f) ***Income Taxes***

No provision for federal income taxes has been made because the Company allocates income and expenses to the partners for inclusion in their respective federal income tax returns. Deferred state income tax balances were not significant at December 31, 2010.

(g) ***Statement of Changes in Subordinated Liabilities***

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC, and CFTC Regulation 1.16(c)(5), since no such liabilities existed at December 31, 2010 or at any time during the year then ended.

(h) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value.

(i) ***Management Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(Continued)

(j) Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, the date the financial statements were issued.

(2) Cash Segregated under Federal Regulations

A special reserve bank account for the benefit of customers is maintained pursuant to Rule 15c3-3 of the SEC. As of December 31, 2010, restricted cash of $9,188,662 has been segregated into this account.

(3) Receivable from Broker-Dealers and Clearing Agents

The receivable from broker-dealers and clearing agents is comprised of the following at December 31, 2010:

Securities failed to deliver	$ 119,621,694
Receivable from clearing agents	143,706
Other	316
	$ 119,765,716

(4) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at fair value, as follows:

	Owned	Sold, not yet purchased
U.S. government and agencies	$ 180,941,948	97,612,470
Agency collateralized mortgage obligations	55,006,221	—
Corporate collateralized mortgage obligations	665,236	—
Small Business Administration (SBA) securities	139,822,998	—
United States Department of Agriculture (USDA) loans	111,030	—
SBA interest-only strips	4,755,212	—
State and municipal	40,071,135	—
Corporate bonds	2,068,641	202,000
	$ 423,442,421	97,814,470

(Continued)

Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. All securities are valued using matrix pricing and are classified as Level 2.

The following table presents the securities owned and sold, not yet purchased, based on valuation method, as of December 31, 2010:

	Fair value measurements at reporting date using			
	Quoted prices in active market for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Trading securities	$ —	423,442,421	—	423,442,421
Securities sold, not yet purchased	—	97,814,470	—	97,814,470

There were no transfers of securities to or from Level 2 during 2010.

(5) Payable to Clearing Agents and Brokers and Dealers

The payable to clearing agents and brokers and dealers is comprised of the following at December 31, 2010:

Securities failed to receive	$ 126,269,096
Secured borrowings from clearing agent	95,605,015
Net payable for unsettled trades	9,074,923
Other	935,196
	$ 231,884,230

The payable to clearing agents, which incurs interest, is collateralized by securities either owned or held for the account of customers and other brokers and dealers for which payment has not yet been received. The interest rate on these collateralized borrowings at December 31, 2010 is 1.5%.

(6) Securities Sold under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned with a fair value totaling $247,018,413 were sold under agreements to repurchase at prices totaling $236,070,149.

(Continued)

(7) Working Capital Line of Credit

The Partnership has a total of $20,000,000 working capital lines of credit to a bank, which bear interest at prime rate. One note is collateralized by the SBA interest-only strips owned by the Partnership, and the other $10,000,000 note is unsecured. There was no balance outstanding under these lines of credit at December 31, 2010. The lines of credit mature on July 8, 2011.

(8) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership. During 2010, the amount of distributions paid to the Partners was $29,672,495, which includes $3,155,779 in distributions accrued at December 31, 2009.

(9) Agreements with Other Broker Dealers

The Partnership has an agreement with ICBA Securities Corporation wherein the Partnership agrees to act as clearing broker and manage the sales and back office functions for ICBA Securities Corporation. Under the terms of the agreement, all expenses related to such activities, including management of the related accounts, are borne by the Partnership. During 2010, the Partnership paid such expenses and received commissions from business generated from this relationship.

(10) Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2010, the Partnership had net capital of $38,549,172, which was $38,299,172 in excess of required net capital.

(11) Commitments and Contingencies

Leases

At December 31, 2010, the Company was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31:		
2011	$	2,451,828
2012		2,425,315
2013		2,270,445
2014		2,150,263
2015		1,854,164
2016 and thereafter		8,755,943
	$	19,907,958

Litigation

In the normal course of business, the Company is subject to claims and litigation. Management believes that such matters will not have a material adverse effect on the results of operations, liquidity, or financial condition.

(12) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving derivatives and other instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA-guaranteed loans (when-issued securities) and interest rate swaps. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. As of December 31, 2010, there were no interest rate swaps outstanding.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance–sheet risk as of December 31, 2010 was a commitment to purchase securities totaling $31,552,571 and a commitment to sell securities totaling $84,547,505.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

KPMG

KPMG LLP
Morgan Keegan Tower
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Vining-Sparks IBG, Limited Partnership (the Partnership) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [check register and check copy], noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [general ledger for the year ended December 31, 2010 and the Partnership's Explanation of Amounts Reported on Line 2c(8) Other Revenue], noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of the February 17, 2011 payment which is applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences; and

6. Compared the amount of interest computed on late payment in Form SIPC-7 with supporting calculation, noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation (AMENDED)

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043150 FINRA DEC
VINING-SPARKS 17*17
ATTN: DONNIELLE KUEHNE
775 RIDGE LAKE BLVD STE 200
MEMPHIS TN 38120-9462

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HAROLD GLADNEY 901-766-3000

~~2. A. General Assessment (item 2e from page 2)~~		$ 497,072
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
______ Date Paid		
C. Less prior overpayment applied	(*)	(497,197)
D. Assessment balance due or (overpayment)		(125)
E. Interest computed on late payment (see instruction E) for 208 days at 20% per annum	(*)	26,385
F. Total assessment balance and interest due (or overpayment carried forward)		$ 26,260

(*)See attached 2010 memo).

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 26,260

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vining-Sparks IBG, Limited Partnership
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 20 11.

Harold Gladney, SVP, Compliance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT (AMENDED)

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 211,239,406

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — 8,078

~~(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with~~ securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

See attached. — 8,544,034

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 3,858,308

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $______

Enter the greater of line (i) or (ii) — 3,858,308

Total deductions — 12,410,420

2d. SIPC Net Operating Revenues — $ 198,828,986

2e. General Assessment @ .0025 — $ 497,072

(to page 1, line 2.A.)

Vining Sparks
Attachment to SIPC-7
General Assessment Payment Form
MEMO REGARDING 2010 FILING (s)
for the period 01/01/2010 to 12/31/2010

The SIPC 6 was filed late and the initially filed SIPC 7 had a math error.

The enclosed check in the amount of $26,260 when added to the check sent with our initial SIPC 7 totals $523,457 paid to SIPC for 2010 itemized as follows:

1. Assesment due with SIPC-6	$231,495
2. Interest due with SIPC-6	26,385 (*)
Total related to SIPC-6	$257,880
3. Assesment per amended SIPC-7	$497,072
4. Interest due from item 2 above	26,385
Total due to SIPC	$523,457
5. Amount paid with initial SIPC-7	497,197 (**)
Net due to SIPC for 2010	$26,260

(*) Interest computed at 20% per annum for 208 days, for the period 07/31/2010-02/23/2011, at $126.85 per day for a total of $26,385.

(**) This assessment as initially filed was $125 over the amount actually due. Gross revenues on the initially filed SIPC-7 were $211,289,406. This was amended to the correct amount of $211,239,406. The assessment rate of .0025 on the $50,000 difference resulted in an excess of $125 or the difference between 497,197 minus 497,072.

Vining Sparks
Attachment to SIPC-7
General Assessment Payment Form
Explanation of Amounts Reported on
Line 2c(8) Other Revenue

for the period 01/01/2010 to 12/31/2010

A. Whole Loan Gain/Loss	952,980
B. Branch Management	6,120,195
C. Bond Accounting	1,247,667
D. Safekeeping	223,192
Total "other", Line 2c(8)	$8,544,034

A. The firm arranges the purchase and sale of existing whole loans between banks and other institutional investors. Agreements signed to facilitate transactions related to said purchase and sale of loans are not based on securities laws. We have previously submitted an example agreement with our SIPC-6 filed August 14, 2009.

B. The firm charges certain branches a percentage of their gross income as a branch for as a fee to reflect the home office support structure offered to branches. This amount is reflected in income reported on other line items of gross revenue already included on SIPC-6 Line 2a "Total Revenue" from our FOCUS filing. We include this line item as revenue for general ledger purposes for use by senior management as an analysis tool. While certain accounting practices might permit us to utilize a contra expense account for this line item, the goal of providing senior management of the firm a useful tool in managing branch operations would not be achieved.

C. For a fee, the firm provides bond accounting services to intuitional investors, primarily banks, as a service to assist them in their monthly accounting entries. We have previously submitted an example agreement with our SIPC-6 filed August 14, 2009.

D. For a fee, the firm provides safe keeping services for customers. We have previously submitted an example agreement with our SIPC-6 filed August 14, 2009.